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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 333-100460
CN Bancorp, Inc.
(Exact name of registrant as specified in its charter)
7401 Ritchie Highway, Glen Burnie, Maryland 21060
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Common Stock, par value $10.00 per share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: 0

      Pursuant to the requirements of the Securities Exchange Act of 1934, Sandy Spring Bancorp, Inc., as successor to CN Bancorp, Inc. pursuant to the merger of CN Bancorp, Inc. with and into Sandy Spring Bancorp, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: July 19, 2007	By:	/s/ Ronald E. Kuykendall

	Name:	Ronald E. Kuykendall
	Title:	EVP, General Counsel and Secretary